Exhibit 12c

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1998	1999	2000	2001	2002

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)
Equity in loss of equity method
investments	458	435	186	296	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)
Supplemental fixed charges and	72,496	74,800	75,800	86,818	64,257
Preferred dividends, as below
Total earnings, as defined	$201,938	$211,382	$282,103	$274,742	$72,027

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857
Rental interest factor	801	955	1,036	1,587	1,770
Total fixed charges	$69,923	$72,243	$73,261	$85,034	$62,658

Supplemental increment to fixed charges*	2,573	2,557	2,539	1,784	1,599

Supplemental fixed charges	72,496	74,800	75,800	86,818	64,257
Preferred dividends requirements	-	-	-	-	-

Total combined supplemental

	$72,496	$74,800	$75,800	$86,818	$64,257

Supplemental ratio of earnings to
combined fixed charges and preferred
dividends	2.79x	2.83x	3.72x	3.16x	1.12x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.